APG MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of APG's financial condition and results of operations for the years ended December 31, 2019, 2018 and 2017 which for 2019, includes the results of operations for APi Group for the period following the APi Acquisition (October 1, 2019 through December 31, 2019). This discussion should be read in conjunction with "Prospectus Summary—Summary Consolidated Financial Information," "Selected Consolidated Financial Information" and APG's historical audited consolidated financial statements included elsewhere in this prospectus.

We ~~have also included a supplemental discussion of the results of operations of APG and APi Group on a combined basis for the year ended December 31, 2019 compared to the results of operations of APi Group for the year ended December 31, 2018. This supplemental discussion does not include historical financial information of APG prior to January 1, 2019 as these historical amounts have been determined not to be meaningful to investors. Prior to the APi Acquisition, APG held the proceeds from its initial public offering until a business combination occurred, at which time such funds were then used to fund the APi Acquisition. Until the closing of the APi Acquisition, APG's operations, other than investment income from the initial public offering proceeds and transaction expenses, were nominal. The 2019 combined financial information is considered non-GAAP financial information as the companies were not combined, for GAAP purposes, until October 1, 2019, the closing date of the APi Acquisition. Management believes combining the results of operations for the periods presented is useful in understanding the overall operating performance of the combined business during the year ended December 31, 2019.

~~The combined unaudited supplemental information is not pro forma financial information as required by Regulation S-X of the Securities Act nor is it necessarily a reflection of future performance of the combined business. Because the Successor had no operations prior to the APi Acquisition, other than the adjustments relating to amortization of acquired intangible assets and depreciation expense, we do not believe the pro forma adjustments required by Article 11 and reflected in the Unaudited Pro Forma Condensed Combined Financial Statements are material to an understanding or comparison of the business results and operations of the combined entity. Where material, we have provided the pro forma financial information required under Article 11, including gross profit and operating expense. For a complete discussion of our unaudited pro forma condensed combined financial information, see "Unaudited Pro Forma Condensed Combined Financial Statements" included elsewhere in this prospectus.Additionally, we~~ have also included a discussion of the results of operations and financial condition of APi Group for the nine months ended September 30, 2019 and the twelve months ended December 31, 2018 and 2017. This discussion should be read in conjunction with "Prospectus Summary—Summary Consolidated Financial Information," "Selected Consolidated Financial Information" and APi Group's historical audited consolidated financial statements included elsewhere in this prospectus.

Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the "Risk Factors" section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We were incorporated with limited liability under the laws of the British Virgin Islands under the BVI Companies Act on September 18, 2017 under the name J2 Acquisition Limited. We were formed for the purpose of acquiring a target company or business. On October 10, 2017, we raised gross proceeds of approximately $1.25 billion in connection with our initial public offering in the United Kingdom and our ordinary shares and warrants were listed on the London Stock Exchange (LSE).

On October 1, 2019, we completed our acquisition of APi Group and changed our name to APi Group Corporation in connection with the APi Acquisition. With over 90 years of history and more than 40 businesses operating from over 200 locations, APi Group is a market leading provider of commercial safety services, specialty services and industrial services operating primarily in the United States, as well as in Canada and the United Kingdom with approximately $~~4.1~~**3.1** billion ~~in total combined~~**of** net revenue ~~in 2019, including~~**of the Predecessor for the Predecessor 2019 Period and** $985 million of net revenue ~~for~~**of** the Successor~~, and $3.1 billion of revenue for the Predecessor, and approximately $3.7 billion in consolidated net revenue in 2018.~~ **for the Successor 2019 Period.** APi Group provides a variety of specialty contracting services, including engineering and design, fabrication, installation, inspection, maintenance, service and repair, and retrofitting and upgrading. We offer comprehensive and diverse solutions on a broad geographic scale. We have a strong base of diverse, long-standing customer relationships in each of the industries we serve. We also have an experienced management team and a strong leadership development culture.

We operate our business under three primary operating segments which are also our reportable segments:

- *Safety Services* – A leading provider of safety services in North America, focusing on end-to-end integrated occupancy systems (fire protection solutions, HVAC and entry systems), including design, installation, inspection and service of these integrated systems. This segment also provides mission critical services, including life safety, emergency communication systems and specialized mechanical services. The work performed within this segment spans across industries and facilities and includes commercial, industrial, residential, medical and special-hazard settings.

- *Specialty Services* – A leading provider of diversified, single-source infrastructure and specialty contractor solutions, focusing on infrastructure services and specialized industrial plant solutions, including maintenance and repair of water, sewer and telecom infrastructure. The customers in this segment vary from public and private utility, communications, industrial plants and governmental agencies throughout the United States.

- *Industrial Services* – A leading provider of a variety of specialty contracting services to the energy industry focused on transmission and distribution. This segment's services include oil and gas pipeline infrastructure, access and road construction, supporting facilities, and performing ongoing integrity management and maintenance.

We focus on recurring revenue and repeat business from our diversified long-standing customers across a variety of end markets, which provides us with stable cash flows and a platform for organic growth. Maintenance and service revenues are predictable through contractual arrangements with typical terms ranging from days to three years, with the majority having durations of less than six months, and are often recurring due to consistent renewal rates and long-standing customer relationships.

We intend to domesticate into Delaware from the British Virgin Islands. In connection with the Domestication, we intend to list our common stock on the NYSE. It is currently anticipated that the listing of our ordinary shares and warrants on the LSE will be cancelled at or around the time the listing on the NYSE is achieved. Our listing on the LSE will remain suspended until such cancellation takes effect.

Prior to the APi Acquisition, we had no revenue or other operations other than the active solicitation of a target business with which to complete a business combination. We generated small amounts of non-operating income in the form of unrealized and realized gains on marketable securities and interest income on cash and cash equivalents. During that time, we had losses as a result of administrative costs and diligence costs related to actively soliciting target businesses, including transaction, financing and diligence costs related to the APi Acquisition and the Credit Facilities (as discussed below). We relied upon the proceeds from the initial public offering to fund our limited acquisition-related operations prior to the closing of the APi Acquisition.

Credit Facilities

In connection with the closing of the APi Acquisition, on October 1, 2019, we entered into a Credit Agreement by and among APi Group DE, Inc., our wholly-owned subsidiary, as borrower (the "Borrower"), APG, as a guarantor, the subsidiary guarantors from time to time party thereto, the lenders from time to time party thereto, and Citibank, N.A., as administrative agent and as collateral agent (the "Credit Agreement"), pursuant to which we incurred a $1.2 billion seven-year senior secured term loan (the "Term Loan") under the senior secured term loan facility (the "Term Loan Facility"), which was used to fund a part of the cash portion of the purchase price in the APi Acquisition. The Credit Agreement also provides for a $300 million five-year senior secured revolving credit facility (the "Revolving Credit Facility," and together with the Term Loan Facility, the "Credit Facilities"). See "*Liquidity and Capital Resources—Credit Facilities*" for more information regarding the Credit Facilities.

Initial Public Offering and Warrant Financing

In connection with the initial public offering on October 10, 2017, we issued 121,000,000 of our ordinary shares, no par value, for gross proceeds of $1.21 billion. In addition, on October 10, 2017, we issued an aggregate of 32,500 ordinary shares to our non-founder directors for $10.00 per share in lieu of their first year cash director fees. Each APG ordinary share has voting rights and winding-up rights.

In connection with the October 10, 2017 initial public offering and listing on the LSE, Mariposa Acquisition IV, LLC (the "Founder Entity") purchased 4,000,000 preferred shares, no par value, for $40 million (the "Founder Preferred Shares"). Beginning in 2019, if the average stock price of our ordinary shares exceeds $11.50 per share for any ten (10) consecutive trading days of the calendar year, the holder of Founder Preferred Shares will receive a dividend in the form of APG ordinary shares or cash, at our sole option (which we intend to settle in shares). The first annual dividend amount will be equal to 20% of the appreciation, if any, of the average market price per share of APG ordinary shares for the last ten (10) trading days of the calendar year (the "Dividend Price") over the Company's initial offering price of $10.00 per share, multiplied by 141,194,638 shares (the "Annual Dividend Amount"). In subsequent years, the Annual Dividend Amount will be calculated based on the appreciated stock price compared to the highest Dividend Price previously used in calculating the Annual Dividend Amount. In the event the Company is liquidated, an Annual Dividend Amount shall be payable for the shortened Dividend Year. Subsequent to the liquidation, the holders of Founder Preferred Shares shall have the right to a pro rata share (together with holders of the ordinary shares) in the distribution of the surplus assets of the Company. Dividends are paid for the term the Founder Preferred Shares are outstanding. The Founder Preferred Shares will be automatically converted into APG ordinary shares on a one-for-one basis upon the last day of the seventh full financial year following the APi Acquisition, being December 31, 2026. Each Founder Preferred Share is convertible into one APG ordinary share at the option of the holder and votes with the APG ordinary shares as a single class.

Each of the 4,000,000 Founder Preferred Shares, 121,000,000 APG ordinary shares issued in connection with the initial public offering and the 32,500 APG ordinary shares issued to the non-founder directors, was issued with an APG warrant (125,032,500 warrants in aggregate), entitling the holder of each APG warrant to purchase 1/3 of an APG ordinary share with a strike price of $11.50 per whole APG ordinary share. Each APG warrant is exercisable until three (3) years from the date of the APi Acquisition, unless mandatorily redeemed by us. The APG warrants are mandatorily redeemable by us at a price of $0.01 per warrant should the average market price of an APG ordinary share exceed $18.00 for ten (10) consecutive trading days. On October 1, 2019, we completed the Warrant Financing, in which an aggregate of 60,486,423 warrants were exercised at a reduced exercise price of $10.25 for an aggregate of 20,162,141 ordinary shares. As of December 31, 2019, there were 64,546,077 warrants outstanding exercisable for approximately 21,515,359 ordinary shares. See Note 17 – "Shareholders' Equity" to the consolidated financial statements.

Certain Factors and Trends Affecting APG's Results of Operations

Summary of Principal Acquisitions

Predecessor 2018

APi Group completed the following principal acquisitions in 2018:

- In February 2018, APi Group acquired a Minnesota-based specialty services provider with annual revenues of approximately $295 million for cash consideration of approximately $126 million, net of cash acquired. This business provides installation, maintenance and repair services for infrastructure in the communication, power distribution, gas distribution and alternative energy markets throughout the U.S. and is included in the Specialty Services segment since the date of acquisition.

- In January 2018, APi Group acquired an Ohio-based specialty services provider with annual revenues of approximately $60 million for cash consideration of approximately $92 million, net of cash acquired. This business provides pipeline construction services, including natural gas distribution, midstream, transmission and related facility services throughout the Midwest and Eastern U.S. and is included in the Specialty Services segment since the date of acquisition.

- In January 2018, APi Group acquired a Texas-based safety services provider with annual revenues of approximately $56 million for cash consideration of approximately $43 million, net of cash acquired. This business provides contracting, design and installation services related to automatic fire protection systems throughout the Midwest and Southern U.S. and is included in the Safety Services segment since the date of acquisition.

Predecessor 2017

APi Group completed the following principal acquisition in 2017:

- In February 2017, APi Group acquired a Minnesota-based industrial services provider with annual revenues of approximately $68 million for cash consideration of approximately $53 million, net of cash acquired. This business provides heavy highway contracting services in northern Minnesota and Wisconsin and is included in the Specialty Services segment since the date of acquisition.

Economic, Industry and Market Factors

We closely monitor the effects of general changes in economic and market conditions on our customers. General economic and market conditions can negatively affect demand for our customers' products and services, which can affect their planned capital and maintenance budgets in certain end markets. Market, regulatory and industry factors could affect demand for our services, including: (i) changes to customers' capital spending plans; (ii) mergers and acquisitions among the customers we serve; (iii) new or changing regulatory requirements or other governmental policy changes or uncertainty; (iv) economic, market or political developments; (v) changes in technology, tax and other incentives; and (v) access to capital for customers in the industries we serve. Availability of transportation and transmission capacity and fluctuations in market prices for oil, gas and other fuel sources can also affect demand for our services for pipeline and power generation construction services. These fluctuations, as well as the highly competitive nature of our industries, can result, and has resulted, in lower bids and lower profit on the services we provide. In the face of increased pricing pressure or other market developments, we strive to maintain our profit margins through productivity improvements, cost reduction programs and business streamlining efforts. While we actively monitor economic, industry and market factors that could affect our business, we cannot predict the effect that changes in such factors may have on our future consolidated results of operations, liquidity and cash flows, and we may be unable to fully mitigate, or benefit from, such changes.

We are currently monitoring the short- and long-term impacts of COVID-19, a global pandemic that has caused a significant slowdown in the global economy beginning in March 2020. During the three months ended March 31, 2020, we continued to provide services to our customers and saw a relatively minor impact to our business. To date, the services we provide have been deemed to be essential in most instances. However, more recently, we are seeing various disruptions in our work due to the domino effects of the various "shelter in place" orders in local and state jurisdictions, including but not limited to customers deferring inspection and service projects, and temporary shutdowns of active projects as they work through COVID-19 related matters. Currently, due to the statutory nature of much of our work and the long-term investments being made across the public and private utility sector, we have not experienced significant cancellations to date. However, we may experience delays in certain projects. We are actively quoting new work and seeking to accelerate certain inspection and service projects for customers such as schools, universities, hotels, casinos and other customers that may be temporarily operating at less than capacity or closed. Should the macro economy continue to be negatively impacted by the COVID-19 pandemic, it is possible that some projects could be delayed indefinitely or cancelled, or that we are not successful in accelerating inspection and service projects.

To date, we have been able to source the supply and materials needed for our business with minimal disruptions. However, the continued impact of COVID-19 on our vendors is evolving and could make it difficult to obtain needed materials.

While we cannot estimate the duration or future negative financial impact of the COVID-19 pandemic on our business, we are currently experiencing some negative impact, which we expect to continue in the future. Our revenue and earnings could be adversely affected by the impact of the COVID-19 pandemic on (1) our operations, including loss of our workforce, cancellation or delays in current and future projects, increased costs related to implementing and maintaining newly-mandated work rules and limited supplies; (2) our customers' and vendors' businesses; and (3) general global economic conditions. If the COVID-19 pandemic were to require us to discontinue operations, or to cause shortages of our workforce or third-party contractors, it could result in cancellations or deferrals of project work, which could lead to a decline in revenue and an increase in costs. In addition, the pandemic may impact the availability of the commodities, supplies and materials needed for projects. Furthermore, the pandemic may impact the cash flows and creditworthiness of our customers, which could impact their ability to pay us for work performed on existing projects. In response to these uncertainties, we have taken precautionary measures that we expect will help to protect our business and all of our constituencies. We have implemented a preemptive cost reduction plan, which includes reducing labor costs, eliminating non-essential discretionary spending, freezing our non-essential capital spending, suspending employer matched 401(k) contributions, and reviewing our leases to determine opportunities to renegotiate lease terms or potentially consolidate businesses into common facilities. We expect these actions will save both expense and cash in 2020 if market conditions require us to maintain them throughout the rest of the year.

In addition, our results of operations may be materially affected by conditions in the credit and financial markets. Global credit and financial markets have experienced extreme volatility and disruptions as a result of the COVID-19 pandemic including diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that deterioration in credit and financial markets and confidence in economic conditions will not occur or be sustained as a result of the COVID-19 pandemic. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure by us or our customers to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon current or expected projects.

The full extent to which the COVID-19 pandemic impacts our business, markets, supply chain, customers and workforce will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the pandemic and the actions to treat or contain it or to otherwise limit its impact, among others.

Effect of Seasonality and Cyclical Nature of Business

Our revenue and results of operations can be subject to seasonal and other variations. These variations are influenced by weather, customer spending patterns, bidding seasons, project schedules, holidays and timing, in particular, for large, non-recurring projects. Typically, our revenue is lowest at the beginning of the year and during the winter months in North America during the first quarter because cold, snowy or wet conditions cause project delays. Revenue is generally higher during the summer and fall months during the third and fourth quarters, due to increased demand for our services when favorable weather conditions exist in many of the regions in which we operate. Continued cold and wet weather can often affect second quarter productivity. In the fourth quarter, many projects tend to be completed by customers seeking to spend their capital budgets before the end of the year, which generally has a positive effect on our revenue. However, the holiday season and inclement weather can cause delays, which can reduce revenue and increase costs on affected projects.

Additionally, the industries we serve can be cyclical. Fluctuations in end-user demand within those industries, or in the supply of services within those industries, can affect demand for our services. As a result, our business may be adversely affected by industry declines or by delays in new projects. Variations or unanticipated changes in project schedules in connection with large construction and installation projects, can create fluctuations in revenue.

Income Taxes

Historically, APi Group has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code for federal tax purposes. As a result, APi Group's income has not been subject to U.S. federal income taxes or state income taxes in those states where the S Corporation status is recognized. No provision or liability for federal or state income tax has been provided in its consolidated financial statements except for those taxing jurisdictions where the S Corporation status is not recognized. The provision for income tax in APi Group's historical periods consists of these taxes. However, in prior periods, APi Group made significant distributions to its shareholders based on its S Corporation earnings. These distributions will no longer be necessary.

In connection with the APi Acquisition, APi Group's S Corporation status was terminated and APG will be treated as a C Corporation under Subchapter C of the Internal Revenue Code and will be part of the consolidated tax group of the Company. The Company's domestication and the revocation of APi Group's S Corporation election will have a material impact on our consolidated results of operations, financial condition and cash flows. Our effective income tax rate for 2019 and future periods will increase as compared to prior periods and our net income will decrease in 2019 and future periods relative to prior periods since we will be subject to both federal and state taxes on APi Group's earnings.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years that those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date. A valuation allowance is provided when, in management's judgment, it is more likely than not that some portion or all of the deferred tax asset will not be realized. We have reflected the necessary deferred tax assets and liabilities in the accompanying consolidated balance sheets. We believe the future tax deductions will be realized principally through future taxable income, future reversals of existing taxable temporary differences, and carryback to taxable income in prior years.

We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We also record interest and penalties related to unrecognized tax benefits within income tax expense.

Description of Key Line Items

Net Revenues

Revenue is generated from the sale of various types of construction services, fabrication and distribution. We derive revenue primarily from construction services under contractual arrangements with durations ranging from days to three years, with the majority having durations of less than six months, and which may provide the customer with pricing options that include a combination of fixed, unit, or time and materials pricing. Revenue for fixed price agreements is generally recognized over time using the cost-to-cost method of accounting which measures progress based on the cost incurred to total expected cost in satisfying our performance obligation.

Revenue from time and material construction contracts is recognized as the services are provided. Revenue earned is based on total contract costs incurred plus an agreed-upon markup. Revenue for these cost-plus contracts is recognized over time on an input basis as labor hours are incurred, materials are utilized, and services are performed. Revenue from wholesale or retail unit sales is recognized at a point-in-time upon shipment.

Cost of Revenues

Cost of revenues consists of direct labor, materials, subcontract costs and indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Labor costs are considered to be incurred as the work is performed. Subcontractor labor is recognized as the work is performed.

Gross Profit

Our gross profit is influenced by direct labor, materials and subcontract costs. Our profit margins are also influenced by raw material costs, contract mix, weather and proper coordination with contract providers. Labor intensive contracts usually drive higher margins than those contracts that include material, subcontract and equipment costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of personnel, facility leases, advertising and marketing expenses, administrative expenses associated with accounting, finance, legal, information systems, leadership development, human resources and risk management and overhead associated with these functions. Selling expenses consist primarily of compensation and associated costs for sales and marketing personnel, costs of advertising, trade shows and corporate marketing. General and administrative expense consists primarily of compensation and associated costs for executive management, finance, legal, information systems, leadership development and other administrative personnel, facility leases, outside professional fees and other corporate expenses.

Amortization of Intangible Assets

Amortization expense reflects the charges incurred to amortize our finite-lived identifiable intangible assets, such as customer relationships, which are amortized over their estimated useful lives.

Impairment of Goodwill, Intangibles and Long-Lived Assets

We do not amortize goodwill or other identifiable indefinite-lived intangible assets; rather, goodwill and other intangible assets with indefinite lives are tested for impairment annually, or more frequently as events and circumstances change. Expenses for impairment charges related to the write-down of goodwill balances and identifiable intangible assets balances are recorded to the extent their carrying values exceed their estimated fair values. Expenses for impairment charges related to the write-down of other long-lived assets (which includes amortizable intangibles) are recorded when triggering events indicate their carrying values may exceed their estimated fair values.

Results of Operations

Successor

The following is a discussion of APG's financial condition and results of operations for the years ended December 31, 2019 and December 31, 2018 and for the period from September 18, 2017 (our inception) to December 31, 2017. We were formed on September 18, 2017 and had no operations until we acquired APi Group on October 1, 2019.

The following financial information has been extracted from the audited consolidated financial statements of APG included in this prospectus.

($ in millions)	Year Ended December 31, 2019		Year Ended December 31, 2018		Period From Inception September 18, 2017 through December 31, 2017		2019 v 2018 Change $	%	2018 v Period from Inception September 18, 2017 through December 31, 2017 Change $	%
Statement of Operations data:										
Net revenues	$	985	$	—	$	—	$ 985	NM	$ —	NM
Cost of revenues		787		—		—	787	NM	—	NM
Gross profit		198		—		—	198	NM	—	NM
Selling, general and administrative expenses		359		3		1	356	NM	2	NM
Operating income (loss)		(161)		(3)		(1)	(158)	NM	(2)	NM
Interest expense, net		15		—		—	15	NM	—	NM
Other income (expense), net		—		—		—	—	NM	—	NM
Investment and other expense (income), net		(25)		(23)		(3)	(2)	9%	(20)	NM
Income (loss) before income taxes		(151)		20		2	(171)	NM	18	NM
Income tax provision		2		—		—	2	NM	—	NM

Net income (loss)	$	(153)	$	20	$	2	$	(173)	NM	$	18	NM

NM = Not meaningful

48

Our activity from inception to the closing of the APi Acquisition and the Credit Facilities on October 1, 2019 was the preparation for the acquisition of a target company. Since the initial public offering, our activity has been limited to the evaluation of business combination candidates. We did not generate any operating revenues until the closing of the APi Acquisition. During the period from inception until the APi Acquisition, we generated investment income from investment of our cash on hand in treasury securities.

Year Ended December 31, 2019

APG's results of operations for the year ended December 31, 2019 includes the results of operations of APi Group from October 1, 2019 (the date of the APi Acquisition) through December 31, 2019. As a result, for the year ended December 31, 2019, the changes in our results of operations, including consolidated and segment operating results ~~discussed below~~, for the year ended December 31, 2019 compared to prior year in all cases were a result of the APi Acquisition. ~~See "*Year Ended December 31, 2019 (Combined) compared to the Year Ended December 31, 2018 (Predecessor)*" in the "Combined Company" section below for a discussion of changes to the underlying business on a comparative basis.~~

Year Ended December 31, 2018

For the year ended December 31, 2018, our general and administrative expenses increased to $3 million from $1 million for the period from inception to December 31, 2017, due primarily to full year of activity and also to the inclusion of certain expenses incurred in reviewing acquisition opportunities. Our investment income increased from $3 million for the period from inception to December 31, 2017 to $23 million for the year ended December 31, 2018 due to the inclusion of activity for a full year to increased rates of investment return on treasury security investments during the year ended December 31, 2018. Interest income was not material in either period presented.

~~*Combined Company*~~

~~*The following is a discussion of the combined results of operations of APG and APi Group for the year ended December 31, 2019, compared to the results of operations of APi Group for the year ended December 31, 2018. The combined company results do not include historical financial information of APG prior to January 1, 2019 as these historical amounts have been determined not to be material to investors. As APG's historical financial information prior to January 1, 2019 is excluded from the presented financial information, the financial results of the combined company are largely consistent with the results of operations of APi Group, except for the impact of the APi Acquisition on certain financial statement line items. The combined results of operations of APG and APi Group for the year ended December 31, 2019 are considered non-GAAP financial information as the companies were not combined, for GAAP purposes, until October 1, 2019, the closing date of the APi Acquisition. Management believes that providing the results of operations of the combined company for the periods presented is useful to investors when evaluating the overall operating performance of the business during the year ended December 31, 2019.*~~

~~*The combined unaudited supplemental information is not pro forma financial information as required by Regulation S-X of the Securities Act nor is it necessarily a reflection of future performance of the combined business. Because the Successor had no operations prior to the APi Acquisition, other than the adjustments relating to amortization of acquired intangible assets and depreciation expense, we do not believe the pro forma adjustments required by Article 11 and reflected in the Unaudited Pro Forma Condensed Combined Financial Statements are material to an understanding or comparison of the business results and operations of the combined entity. Where material, we have provided the pro forma financial information required under Article 11, including gross profit and operating expense. For a complete discussion of our unaudited pro forma condensed combined financial information, see "Unaudited Pro Forma Condensed Combined Financial Statements" included elsewhere in this prospectus.*~~

Year Ended December 31, 2019 (Combined) compared to the Year Ended December 31, 2018 (Predecessor)

($ in millions)	Year Ended December 31, 2019 (Successor)	January 1, 2019 Through September 30, 2019 – (Predecessor)	Years Ended December 31, 2019 (Combined)	Years Ended December 31, 2018 (Predecessor)	Combined 2019 v 2018 Change $	Combined 2019 v 2018 Change %	January 1, 2019 Through Sept 30, 2019 v 2018 Change $	January 1, 2019 Through Sept 30, 2019 v 2018 Change %
Net revenues	$ 985	$ 3,107	$ 4,092	$ 3,728	$ 364	9.8%	$ (621)	(16.7)%
Cost of revenues	787	2,503	3,290	2,941	349	11.9%	(438)	(14.9)%
Gross profit	198	604	802	787	15	1.9%	(183)	(23.3)%
Selling, general, and administrative expenses	359	490	849	625	224	35.8%	(135)	(21.6)%
Impairment of goodwill, intangibles and long-lived assets	—	12	12	—	12	NM	12	NM
Operating income (loss)	$ (161)	$ 102	$ (59)	$ 162	$ (221)	(136.4)%	$ (60)	(37.0)%

NM = Not meaningful

Net Revenues (2019 Combined Compared to Predecessor 2018)

Combined net revenues for 2019 were $4.1 billion compared to Predecessor net revenues of $3.7 billion for 2018, an increase of $364 million or 9.8%. The increase in net revenues was largely attributable to an overall increase in demand for our services across each of our segments in addition to $36 million from a full year of results from our acquisitions consummated during 2018 in the Specialty Services and Safety Services segments.

Gross profit (2019 Combined Compared to Predecessor 2018)

The following table presents gross profit (net revenues less cost of revenues), and gross profit margin (gross profit as a percentage of net revenues) for APG and APi Group on a combined basis for the year ended December 31, 2019 and for APi Group for the year ended December 31, 2018:

($ in millions)	For the Years Ended December 31, 2019 (Combined)	For the Years Ended December 31, 2018 (Predecessor)	Change $	Change %
Gross profit	$ 802	$ 787	$ 15	1.9%
Gross profit margin	19.6%	21.1%		

Our combined gross profit for the year ended December 31, 2019 was $802 million, a $15 million, or 1.9%, increase compared to gross profit of $787 million for the year ended December 31, 2018. The gross profit increase from 2018 to 2019 was primarily attributable to increased revenue partially offset by a less favorable contract mix with a greater percentage of our sales in 2019 coming from our lowest margin business, industrial services and an additional $22 million in cost of revenues from the amortization of backlog assets. This resulted in a slightly lower profit margin of 19.6% in 2019 versus 21.1% for 2018.

Unaudited pro forma combined gross profit for the year ended December 31, 2019 was $734 million or 17.9% of combined net revenues, which includes $1 million of additional depreciation expense and $67 million of additional intangible amortization expense resulting from the increase in long-lived assets acquired in the APi Acquisition to their preliminary fair values ($14 million and $22 million, respectively, was included in the historical 2019 Successor period). The additional amortization expense recognized in cost of revenues relates to backlog intangible assets that are amortized over an average useful life of 15 months.

Operating expenses (2019 Combined Compared to Predecessor 2018)

The following table presents operating expenses and operating margin (operating income as a percentage of net revenues) for APG and APi Group on a combined basis for the year ended December 31, 2019 and for APi Group for the year ended December 31, 2018:

| ($ in millions) | For the Years Ended December 31, | | Change | |
	2019 (Combined)	2018 (Predecessor)	$	%
Total operating expenses	$ 861	$ 625	$ 236	37.8%
Operating expenses as a percentage of net revenue	21.0%	16.8%		
Operating margin	(1.4)%	4.3%		

Our combined operating expenses for the year ended December 31, 2019 were $861 million, a $236 million increase compared to Predecessor operating expenses of $625 million for the year ended December 31, 2018. Combined operating expenses as a percentage of net revenues were 21.0% for 2019 as compared to operating expenses of 16.8% for 2018. The increase in selling, general and administration expense is primarily attributable to the APi Acquisition which resulted from non-recurring expenses comprised of share-based compensation expense ($155 million related to our Founder Preferred Shares incurred as a result of the APi Acquisition and $35 million of Predecessor options), APi Acquisition transaction costs ($23 million), and other transformation costs ($17 million). Combined amortization expenses in 2019 also increased $28 million over the Predecessor period as a result of the APi Acquisition and the step up in fair values for intangible assets. Impairment charges in 2019 were related to the impairment of goodwill in our Infrastructure/Utility reporting unit within the Specialty Services segment related to impairment indicators that were identified prior to the APi Acquisition. These impairment charges were incurred by the Predecessor.

Unaudited pro forma combined operating expenses for the year ended December 31, 2019 were $746 million, inclusive of $734 million of selling, general and administrative expenses, and $12 million of impairment of goodwill, intangibles and long-lived assets. Selling, general and administrative expense includes $63 million of additional intangible amortization expense resulting from the increase in long-lived assets acquired in the APi Acquisition to their preliminary fair values ($29 million was included in the historical 2019 Successor period and $26 million was included in the historical 2019 Predecessor period) offset by elimination of $178 million of transaction and other nonrecurring costs that were directly attributable to the APi Acquisition.

Operating income and EBITDA (2019 Combined Compared to Predecessor 2018)

| ($ in millions) | Operating Income and EBITDA | | | | | | | |
| | Year Ended December 31, 2019 (Successor) | January 1, 2019 Through September 30, 2019 (Predecessor) | Years Ended December 31, | | Combined 2019 v 2018 Change | | January 1, 2019 through Sept 30, 2019 v 2018 Change | |
			2019 (Combined)	2018 (Predecessor)	$	%	$	%
Operating income (loss)	$ (161)	$ 102	$ (59)	$ 162	$ (221)	(136.4)%	$ (60)	(37.0%)
EBITDA	(67)	191	124	277	(153)	(55.2)%	(86)	(31.0)%

Combined operating income (loss) as a percentage of net revenues decreased to approximately (1.6)% in 2019 from 4.3% in Predecessor's 2018 year. The decrease was primarily attributable to increased expenses related to the APi Acquisition resulting from various non-recurring expenses comprised of share-based compensation expense ($155 million related to our Founder Preferred Shares incurred as a result of the APi Acquisition and $35 million of Predecessor options), APi Acquisition transaction costs ($23 million) and other transformation costs ($17 million). EBITDA as a percentage of net revenues decreased from 7.4% in 2018 to 3.0% in 2019. The decrease was primarily driven by the increased operating expenses discussed above, partially offset by an increase of $38 million in depreciation and amortization expenses in 2019 over the prior year due to the increased in fair value of property and equipment and intangible assets as a result of the APi Acquisition.

The unaudited pro forma combined operating loss for the year ended December 31, 2019 was $12 million, reflecting a full year of additional depreciation and amortization expense related to the increase in long-lived assets acquired in the APi Acquisition to their preliminary fair values, offset by elimination of transaction and other non-recurring charges directly attributable to the APi Acquisition.

Interest expense, net (Successor 2019 Compared to Predecessor 2018)

Interest expense was $15 million for the Successor's year ended December 31, 2019 and $20 million for the Predecessor's period ended September 30, 2019, compared to Predecessor interest expense of $22 million in the prior year. The increase in interest expense was primarily due to an increase in average outstanding borrowings and higher average borrowing costs related to the APi Acquisition in which APi Group's previous existing unsecured financing agreement, consisting of a $330 million term loan and a $500 million revolving credit facility, was settled and replaced at the closing of the APi Acquisition by our Credit Facilities that include the issuance of a $1.2 billion Term Loan.

The unaudited pro forma combined interest expense for the year ended December 31, 2019 under the new Credit Facilities and including amortization of debt issuance costs was $60 million.

Investment income and other, net (Successor 2019 Compared to Predecessor 2018)

Investment and other income was $25 million for the Successor's year ended December 31, 2019 and $11 million for the Predecessor's period ended September 30, 2019, compared to Predecessor investment and other income of $6 million for the prior year period. The increase in investment and other income was primarily driven by investment returns on APG's investments in treasury securities until we liquidated them to partially fund the APi Acquisition.

The unaudited pro forma combined investment and other income for the year ended December 31, 2019 was $16 million, reflecting elimination of investment income on investments held prior to the APi Acquisition.

~~Reconciliation of GAAP to Non-GAAP Financial Measures (Unaudited)~~

~~We supplement our reporting of consolidated financial information determined in accordance with U.S. GAAP with certain non-U.S. GAAP financial measures, including earnings before interest, taxes, depreciation and amortization (“EBITDA”)~~ ~~**and combined 2019 financial information, which combines the results of the Predecessor for the Predecessor 2019 Period and the Successor for the Successor 2019 period as the companies were not combined, for GAAP purposes, until the closing of the APi Acquisition on October 1, 2019.**~~ ~~Management believes these non-U.S. GAAP measures provide meaningful information and help investors understand our financial results and assess our prospects for future performance. We use EBITDA to evaluate our performance, both internally and as compared with our peers, because it excludes certain items that may not be indicative of our core operating results.~~ ~~**In addition, we believe combining the results of operations and financial condition for the 2019 fiscal year is useful in understanding the overall operating performance of the combined business during the year ended December 31, 2019 as compared to the performance in the prior year period.**~~

~~**The following table presents a reconciliation of net income (loss) to EBITDA**~~ ~~for the periods indicated~~. ~~**For a discussion and presentation of the U.S. GAAP results of the Predecessor for the Predecessor 2019 Period and the Successor for the Successor 2019 period, see “Results of Operations.”**~~

~~($ in millions)~~	~~Year Ended December 31, 2019 (Successor)~~	~~January 1, 2019 Through September 30, 2019 (Predecessor)~~	~~Years Ended December 31, 2019 (Combined)~~	~~Years Ended December 31, 2018 (Predecessor)~~
~~**Reported net income (loss)**~~	~~$ (153)~~	~~$ 86~~	~~$ (67)~~	~~$ 136~~
~~**Adjustments to reconcile net income (loss) to EBITDA:**~~				
~~**Interest expense, net**~~	~~15~~	~~20~~	~~35~~	~~22~~
~~**Income tax provision**~~	~~2~~	~~7~~	~~9~~	~~10~~
~~**Depreciation**~~	~~18~~	~~52~~	~~70~~	~~60~~
~~**Amortization**~~	~~51~~	~~26~~	~~77~~	~~49~~
~~**EBITDA**~~	~~$ (67)~~	~~$ 191~~	~~$ 124~~	~~$ 277~~

Operating Segment Results ***~~2019 (Combined) versus 2018 (Predecessor)~~***

Net Revenues

($ in millions)	**Year Ended December 31, 2019 (Successor)**	**January 1, 2019 Through September 30, 2019 (Predecessor)**	~~**2019 (Combined)**~~	**~~Years~~Year Ended December 31, 2018 (Predecessor)**	~~**Combined 2019 v 2018 Change $**~~	~~**%**~~	**January 1, 2019 through ~~to~~ Sept 30, 2019 v 2018 Change $**	**%**
Safety Services	$ 435	$ 1,342	~~$ 1,777~~	$ 1,705	~~$ 72~~	~~4.2%~~	$ (363)	(21.3)%
Specialty Services	386	1,107	~~1,493~~	1,359	~~134~~	~~9.9%~~	(252)	(18.5)%
Industrial Services	167	670	~~837~~	723	~~114~~	~~15.8%~~	(53)	(7.3)%
Corporate and Eliminations	(3)	(12)	~~(15)~~	(59)	~~44~~	~~(74.6)%~~	47	(79.7)%
	$ 985	$ 3,107	~~$ 4,092~~	$ 3,728	~~$ 364~~	~~9.8%~~	$ (621)	(16.7)%

Operating Income (loss)

($ in millions)	Year Ended December 31, 2019 (Successor)	January 1, 2019 Through September 30, 2019 (Predecessor)	2019 (Combined)	~~Years~~Year Ended December 31, 2018 (Predecessor)	Combined 2019 v 2018 Change $	Combined 2019 v 2018 Change %	January 1, 2019 through ~~to~~ Sept 30, 2019 v 2018 Change $	January 1, 2019 through Sept 30, 2019 v 2018 Change %
Safety Services	$ 34	$ 161	$ 195	$ $ 178	$ 17	9.6%	$ (17)	(9.6)%
Specialty Services	19	60	79	57	22	38.6%	3	5.3%
Industrial Services	(5)	—	(5)	13	(18)	(138.5)%	(13)	(100.0)%
Corporate and Eliminations	(209)	(119)	(328)	(86)	(242)	281.4%	(33)	38.4%
	$ (161)	$ 102	$ (59)	$ $ 162	$ (221)	(136.4)%	$ (60)	(37.0)%

EBITDA

($ in millions)	Year Ended December 31, 2019 (Successor)	January 1, 2019 Through September 30, 2019 (Predecessor)	2019 (Combined)	~~Years~~Year Ended December 31, 2018 (Predecessor)	Combined 2019 v 2018 Change $	Combined 2019 v 2018 Change %	January 1, 2019 through Sept 30, 2019 v 2018 Change $	January 1, 2019 through Sept 30, 2019 v 2018 Change %
Safety Services	$ 59	$ 170	$ 229	$ 197	$ 32	16.2%	$ (27)	(13.7)%
Specialty Services	50	111	161	125	36	28.8%	(14)	(11.2)%
Industrial Services	9	21	30	37	(7)	(18.9)%	(16)	(43.2)%
Corporate and Eliminations	(185)	(111)	(296)	(82)	(214)	261.0%	(29)	35.4%
	$ (67)	$ 191	$ 124	$ 277	$ (153)	(55.2)%	$ (86)	(31.0)%

~~The following discussion breaks down the net revenues and operating income by operating segment of APG and APi Group on a combined basis~~

APG's results of operations for the year ended December 31, 2019 includes the results of operations of APi Group from October 1, 2019 (the date of the APi Acquisition) through December 31, 2019. As a result, for the year ended December 31, 2019, the changes in our segment operating results for the year ended December 31, 2019 compared to ~~the year ended December 31, 2018 for APi Group.~~

~~Safety Services (2019 Combined Compared to Predecessor 2018)~~

~~Combined segment net revenues increased by $72 million, or 4.2%, in 2019 compared to Predecessor's 2018 year, primarily driven by organic revenue growth due to an increased demand for our services from the segment's base business.~~

~~Combined segment operating income as a percentage of net revenues increased to approximately 11.0% in 2019 from 10.4% in Predecessor's 2018 year. The increase was primarily driven by improved project margins by continued focus on services that drive higher profitability growth. Combined segment EBITDA as a percentage of net revenues for 2019 increased to 12.9% from 11.6% in~~

Predecessor's 2018 year, driven by the aforementioned improved project margins as well as a $15 million increase in depreciation and amortization.

Specialty Services (2019 Combined Compared to Predecessor 2018)

Combined segment net revenues increased by $134 million, or 9.9% in 2019 compared to Predecessor's 2018 year. This was primarily driven by the benefit of full year of results in 2019 from acquisitions completed in 2018, resulting in a $36 million increase in addition to improved demand for our infrastructure/utility service offerings.

Combined segment operating income as a percentage of net revenues increased to approximately 5.3% in 2019 from 4.2% in Predecessor's 2018 year. The increase was primarily driven by higher gross margins related to increased labor productivity and improved contract mix. Combined segment EBITDA as a percentage of net revenues for 2019 increased to 10.8% from 9.2% in Predecessor's 2018 year, as a result of increased labor productivity and improved contract mix as well as an $7 million increase in depreciation and amortization.

Industrial Services (2019 Combined Compared to Predecessor 2018)

Combined segment net revenues increased by $114 million, or 15.8% in 2019 compared to Predecessor's 2018 year, primarily due to our increased volume of projects as a result of higher customer demand for our transmission services.

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<center>**prior year in all cases were a result of the APi Acquisition.**</center>

~~Combined segment operating income (loss) as a percentage of net revenues for 2019 was approximately (0.6)% compared to 1.8% in Predecessor's 2018 year. The decrease was primarily driven by productivity decreases due to jobsite conditions which was also the driver of the decrease in combined segment EBITDA as a percentage of net revenues from 5.1% in Predecessor's 2018 year to 3.6%~~**APi Group's operating segment results** for the period from January 1, 2019 through September 30, 2019 **declined as compared to the results of operation for the year ended December 31, 2018 given the three fewer months** in 2019.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are cash flows from the operating activities of our consolidated subsidiaries, available cash and cash equivalents, and our access to our Revolving Credit Facility. We believe that these sources will be sufficient to fund our liquidity requirements for at least the next twelve months. As of December 31, 2019, we had $491 million of total liquidity, comprising $256 million in cash and cash equivalents and $235 million ($300 million less outstanding letters of credit of approximately $65 million) of available borrowings under our Revolving Credit Facility. We also expect to continue to raise cash through equity and debt offerings when capital market conditions are favorable and other sources of liquidity are not sufficient. Our principal liquidity requirements have been, and we expect will be, any contingent consideration due to selling shareholders, including tax payments in connection therewith, for working capital and general corporate purposes, including capital expenditures and debt service, as well as to identify, execute and integrate strategic acquisitions. ~~Our combined capital~~**Capital** expenditures were approximately $~~64~~**11** million in ~~2019,~~**the Successor year ended December 31, 2019 and** $53 million ~~of which was incurred by APi Group during~~**for** the Predecessor ~~2019~~ period~~.~~ **ended September 30, 2019.**

Prior to the APi Acquisition, our sources of cash were primarily the net proceeds of our initial public offering and cash proceeds from the early exercise of the APG Warrants in connection with the Warrant Financing. We used this cash to fund ongoing costs and expenses, the costs and expenses incurred in connection with seeking to identify and effect our initial acquisition, and to fund the APi Acquisition.

Credit Facilities

Our Credit Agreement provides for (1) a term loan facility, pursuant to which we incurred a $1.2 billion Term Loan, which we used to fund a part of the cash portion of the purchase price in the APi Acquisition and (2) a $300 million Revolving Credit Facility of which up to $150 million can be used for the issuance of letters of credit. As of December 31, 2019, we had $1.2 billion of indebtedness outstanding under the Term Loan, no amounts outstanding under the $300 million Revolving Credit Facility. As of December 31, 2019, $235 million was available after giving effect to $65 million of outstanding letters of credit, which reduce availability.

The interest rate applicable to the Term Loan is, at our option, either (1) a base rate plus an applicable margin equal to 1.50% or (2) a Eurocurrency rate (adjusted for statutory reserves) plus an applicable margin equal to 2.50%. At the option of the Borrower, the interest period for a Term Loan that is a Eurocurrency rate loan may be one, two, three or six months (or twelve months or any other period agreed with the applicable lenders under the Term Loan). Interest on the Term Loan is payable (1) with respect to a Eurocurrency rate loan, at the end of each interest period except that, if the interest period exceeds three months, interest is payable every three months and (2) with respect to a base rate loan, on the last business day of each March, June, September and December. As of December 31, 2019, the Term Loan was bearing interest at 4.30% per annum. Principal payments on the Term Loan will commence with the first quarter ending on March 31, 2020 and will be made in quarterly installments on the last day of each fiscal quarter, for a total annual amount equal to 1.00% of the initial aggregate principal amount of the Term Loan. The Term Loan matures on October 1, 2026. We may prepay the Term Loan in whole or in part at any time without penalty, except that any prepayment in connection with a repricing transaction within six months of October 1, 2019 will be subject to 1.00% prepayment premium. Additionally, subject to certain exceptions, the Term Loan Facility may be subject to mandatory prepayments using (i) proceeds from non-ordinary course asset dispositions, (ii) proceeds from certain incurrences of debt or (iii) commencing in 2020, a portion of our annual excess cash flows based upon certain leverage ratios. Effective October 1, 2019, we entered into a $720 million of notional value 5-year interest rate swap, exchanging one-month LIBOR for a fixed rate of 1.62% per annum. Accordingly, our fixed interest rate per annum on the swapped $720 million of Term Debt is 4.12%.

The interest rate applicable to borrowings under the Revolving Credit Facility is, at our option, either (1) a base rate plus an applicable margin equal to 1.25% or (2) a Eurocurrency rate (adjusted for statutory reserves) plus an applicable margin equal to 2.25%. The unused portion of the Revolving Credit Facility is subject to a commitment fee of 0.375% or 0.50% based on our first lien net leverage ratio. Funds available under the Revolving Credit Facility were used, in part, to finance the APi Acquisition and fees and expenses for certain transactions related thereto, and may be used for general corporate purposes. The Revolving Credit Facility matures on October 1, 2024.

<center>54</center>

The Credit Agreement also provides for incremental facilities or loans pursuant to which the Borrower may request one or more new tranches of term loans, an increase in the principal amount of any term loan, one or more new tranches of revolving loan commitments and/or an increase in any tranche of revolving loan commitments up to an unlimited amount based upon certain financial covenants and leverage ratios and subject to compliance with customary conditions set forth in the Credit Agreement including compliance, on a pro forma basis, with the financial covenants and ratios set forth therein and, with respect to any additional term loan incurred no later than twelve months after October 1, 2019, which is secured on a pari passu basis with existing term loans and has a yield exceeding the applicable rate then in effect for any existing term loan by more than 50 basis points, an increase in the margin on existing term loans to the extent required by the terms of the Credit Agreement. Upon the Borrower's request, each lender may decide whether to participate in any incremental facility or loan. The creation or provision of an incremental facility or loan does not require the consent of any existing lender other than any existing lender providing all or part of such incremental facility or loan.

The obligations under the Credit Agreement are guaranteed, jointly and severally, by APG and substantially all of the Borrower's material direct and indirect U.S. and Canadian subsidiaries (the "Guarantors"). In connection with the Credit Agreement, the Borrower and the Guarantors entered into a pledge and security agreement pursuant to which obligations under the Credit Agreement are secured by a first-priority security interest in substantially all of the assets of the Borrower and the Guarantors, whether existing at the time of entry into such agreement or acquired in the future, including mortgages on material real property and the pledge by the Borrower and the Guarantors generally of 100% of the capital stock and other equity interests in their respective domestic subsidiaries and 65% of the capital stock and other equity interests in their respective first tier non-domestic subsidiaries, in each case subject to certain exceptions.

The Credit Agreement contains customary representations and warranties, and affirmative and negative covenants, including limitations on additional indebtedness, dividends and other distributions, entry into new lines of business, use of loan proceeds, capital expenditures, restricted payments, restrictions on liens on assets, transactions with affiliates and dispositions. To the extent total outstanding borrowings under the Revolving Credit Facility (excluding undrawn letters of credit up to $40 million) is greater than 30% of the total commitment amount of the Revolving Credit Facility, APG's first lien net leverage ratio shall not exceed (i) 4.50 to 1.00 for each fiscal quarter ending in 2020, (ii) 4.00 to 1.00 for each fiscal quarter ending in 2021 and (iii) 3.75 to 1.00 for each fiscal quarter ending thereafter. Our net leverage lien ratio as of December 31, 2019 was 2.42:1.

In addition, the Credit Agreement contains customary provisions relating to events of default that include, among others, non-payment of principal, interest or fees, breach of covenants, inaccuracy of representations and warranties, failure to make payment on, or defaults with respect to, certain other indebtedness having an aggregate principal amount in excess of $75 million, bankruptcy and insolvency events, judgments in excess of $75 million or that could reasonably be expected to have a material adverse effect, change of control and certain events relating to ERISA plans. Upon the occurrence of an event of default, and after the expiration of any applicable grace period, payment of any outstanding loans under the Credit Agreement may be accelerated and the lenders could foreclose on their security interests in the assets of the Borrower and the Guarantors.

One of APi Group's Canadian subsidiaries had a $20 million unsecured line of credit agreement with a variable interest rate based upon the prime rate. APi Group had no amounts outstanding under the line of credit at December 31, 2019.

Although we believe we have sufficient resources to fund our future cash requirements, there are many factors with the potential to influence our cash flow position including weather, seasonality, commodity prices, and market conditions. Given the uncertainties regarding the COVID-19 global pandemic and its potential unforeseen impacts, in late March 2020, we drew down $200 million under our Revolving Credit Facility. We were in compliance with all covenants contained in the Credit Agreement as of December 31, 2019 and were in compliance after giving effect to the draw-down of the Revolving Credit Facility in March 2020.

Predecessor

On January 30, 2018, APi Group entered into an unsecured financing agreement consisting of a $330 million term loan and a $500 million revolving credit facility (together, the "APi Group Facility"). The agreement governing the APi Group Facility contained certain restrictive and financial covenants, including requirements for a fixed-charge coverage ratio and total leverage ratio. APi Group was in compliance with all of its debt covenants as of December 31, 2018. In connection with the APi Acquisition, on October 1, 2019, the entire principal amount of the term loan and the principal amount outstanding under the revolving credit facility were repaid and the APi Group Facility was terminated.

The term loan and the revolving credit facility under the APi Group Facility had a maturity date of January 30, 2023. The revolving credit facility permitted APi Group to borrow funds at a variety of interest rate terms, some of which were adjusted based on APi Group's leverage ratios. The facility also provided for the issuance of up to $150 million of letters of credit, so long as there was a sufficient amount available for borrowing under the facility. At December 31, 2018, APi Group had $261 million outstanding under the revolving credit facility under the APi Group Facility, with a weighted-average interest rate of at 3.92% per annum. $177 million was available after giving effect to $62 million of outstanding letters of credit, which reduced availability. At December 31, 2018, APi Group had $318 million outstanding under the term loan which with a weighted-average interest rate of 3.78% per annum.

In addition, one of APi Group's subsidiaries had outstanding letters of credit of $19 million at December 31, 2017, which have now been terminated.

One of APi Group's Canadian subsidiaries had a $20 million unsecured line of credit agreement with a variable interest rate based upon the prime rate. APi Group had $1 million outstanding under the line of credit at December 31, 2018.

Cash Flows

Successor

The following table summarizes net cash flows with respect to APG's operating, investing and financing activities for the periods indicated:

Successor

	Year Ended December 31,		
($ in millions)	2019 (Successor)	2018 (Successor)	2017 (Successor)
Net cash provided by operating activities	$ 150	$ 21	$ —
Net cash provided by (used in) investing activities	(1,728)	397	(1,208)
Net cash provided by financing activities	1,398	—	1,227
Effect of foreign currency exchange rate on cash and cash equivalents	(1)	—	—
Net increase (decrease) in cash and cash equivalents	$ (181)	$ 418	$ 19
Cash and cash equivalents at the end of the period	$ 256	$ 437	$ 19

Cash flows for the years ended December 31, 2019 and 2018

Cash flow information for the year ended December 31, 2019 includes cash flows of APi Group from and after the closing of the APi Acquisition (October 1, 2019). The changes in cash flows in 2019 from 2018 relate primarily to the funding of the APi Acquisition and its inclusion in our operations subsequent to the closing of the APi Acquisition.

Cash flows for the years ended December 31, 2018 and 2017

Net cash provided by operating activities for the periods ended December 31, 2018 and 2017 included primarily investment income and certain cash administrative expenses. The only operating activities **related during the periods ended December 31, 2018 to the administration of the company** and the investment of the cash on hand.

Net cash provided by (used in) investing activities consisted of investments in treasury bills during the **periods** ended December 31, 2018 and 2017 offset by maturities of treasury bill investments during the year ended December 31, 2018.

Net **cash provided by financing activities** during the period from inception to December 31, 2017 consisted of the proceeds from the initial public offering offset by costs associated with the offering.

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~~*Combined Company*~~

The following ~~*is a discussion of the combined cash flow information for APG and APi Group for the year ended December 31, 2019, compared to the cash flow information for APi Group for the*~~ year ended December 31, 2018. ~~*The combined company cash flows do not include historical cash flow information of APG prior to the APi Acquisition as these historical amounts have been determined not to be material to investors. As APG's historical cash flow information prior to January 1, 2019 is excluded from the presented information, the cash flows of the combined company are largely consistent with those of APi Group, except for the impact of the APi Acquisition on certain line items. The combined cash flow information for APG and APi Group for the year ended December 31, 2019 is considered non-GAAP financial information as the companies were not combined, for GAAP purposes, until October 1, 2019, the closing date of the APi Acquisition. Management believes that providing the cash flow information for the combined company for the periods presented is useful to investors when evaluating the overall performance of the business during the year ended December 31, 2019.*~~

~~*The combined cash flow information is not pro forma financial information as required by Regulation S-X of the Securities Act nor is it necessarily a reflection of future performance of the combined business. For a discussion of our unaudited pro forma condensed combined financial information, see "Unaudited Pro Forma Condensed Combined Financial Statements" included elsewhere in this prospectus.*~~

table summarizes net cash flows with respect to APi Group's operating, investing and financing activities for the periods indicated**:**

Predecessor

($ in millions)	~~Year Ended December 31, 2019 (Successor)~~	Period from January 1, 2019 through September 30, 2019 (Predecessor)	~~December 31, 2019 (Combined)~~	Years Ended December 31, 2018 (Predecessor)	December 31, 2017 (Predecessor)
Net cash provided by operating activities	~~$ 150~~	$ 145	~~$ 295~~	$ 112	$ 118
Net cash used in investing activities	~~(1,728)~~	(51)	~~(1,779)~~	(300)	(5
Net cash provided by (used in) financing activities	~~1,398~~	(10)	~~1,388~~	203	(10
Effect of foreign currency exchange rate on cash and cash equivalents	~~(1)~~	—	~~(1)~~	(2)	
Net increase (decrease) in cash and cash equivalents	~~$ (181)~~	$ 84	~~$ (97)~~	$ 13	$ (41)
Cash and cash equivalents at the end of the period	~~$ 256~~	$ 138		$ 54	$

Cash flows for the years ended December 31, 2019 and 2018 (Successor) and the period from January 1, 2019 through September 30, 2019 and the years ended December 31, 2018 and 2017 (Predecessor)

Cash flow information for the year ended December 31, 2019 includes cash flows of APi Group from and after the closing of the APi Acquisition (October 1, 2019). The changes in cash flows in 2019 from 2018 relate primarily to the funding of the APi Acquisition and its inclusion in our operations subsequent to the closing of the APi Acquisition.

Net Cash provided by Operating Activities ~~(2019 Combined Compared to Predecessor 2018)~~

~~Combined net~~Net cash provided by operating activities was $~~295 million in 2019. The increase in cash flows from~~150 million in the Successor year ended December 31, 2019 and $145 million for the Predecessor period ended September 30, 2019 compared to $112 million for the Predecessor year ended December 31, 2018. The increase in cash provided by operating activities ~~in 2019 compared to 2018~~ was primarily driven by changes in working capital levels related to prior acquisitions at APi Group and changes in business mix.

~~Predecessor net cash provided by operating activities for 2018 was $112 million compared to $118 million for 2017. The reduction in cash flows from operating activities was primarily due to organic revenue growth which resulted in increased working capital levels, as well as incremental increase in working capital needs for business acquired in 2018 and increased interest payments ($16 million) from higher debt levels.~~

Net Cash Used in Investing Activities ~~(Successor 2019 Compared to Predecessor 2018)~~

Net cash used in investing activities was $1.7 billion in the Successor year ended December 31, 2019 and $51 million for the Predecessor period ended September 30, 2019 compared to net cash used in investing activities of $300 million **for the Predecessor** in 2018. The increase in cash used in investing activities **for the Successor year ended December 31, 2019 compared to the Predecessor year ended December 31, 2018** was attributed to payments of cash consideration in connection with the APi Acquisition. This was offset by proceeds from the sale of marketable securities as we used deposited amounts to complete the APi Acquisition. ~~Predecessor net~~ **The decrease in** cash used in investing activities ~~was $300 million for 2018 compared to net cash used in investing activities of $56 million for 2017. The increase in cash used in investing activities was attributed primarily to increased payments for acquisitions of businesses ($171 million) and increased~~ **for the Predecessor period ended September 30, 2019 compared the Predecessor year ended December 31, 2018 resulted from payments of cash consideration for APi Group's prior 2018 acquisitions as well as decreases in** capital expenditures ~~($35 million).~~ **since the 2019 Predecessor period was not a full year.**

57

Net Cash Provided by (Used in) Financing Activities ~~(Successor 2019 Compared to Predecessor 2018)~~

Net cash provided by financing activities of the Successor was $1.4 billion for the year ended December 31, 2019 and net cash used in financing activities was $10 million in the Predecessor period ended September 30, 2019, compared to net cash provided by financing activities of the Predecessor of $203 million in 2018. The increase in cash provided by financing activities **for the Successor year ended December 31, 2019 compared to the Predecessor year ended December 31, 2018** was primarily due to our entering a $1.2 billion term loan facility as part of the APi Acquisition.~~Predecessor net cash provided by financing activities for 2018 was $203 million compared to net~~ **The increase in** cash used in financing activities ~~of $106 million in 2017. The increase in~~**for the Predecessor period ended September 30, 2019 compared to the** cash provided by financing activities **for the Predecessor year ended December 31, 2018** was primarily due ~~to~~ APi Group's issuance of a $330 million term loan~~, offset by repayments of debts.~~ **in 2018.**

Cash flows for the years ended December 31, 2018 and 2017 (Successor)

Net Cash provided by Operating Activities

Net cash provided by operating activities for the Successor years ended December 31, 2018 and 2017 included primarily investment income and certain cash administrative expenses. The only operating activities **during the years ended December 31, 2018 related to the administration of the Company** and the investment of the cash on hand.

Net Cash provided by (used in) Investing Activities

Net cash provided by (used in) investing activities consisted of investments in treasury bills during the **Successor years** ended December 31, 2018 and 2017 offset by maturities of treasury bill investments during the year ended December 31, 2018.

*Net **Cash provided by Financing Activities***

Net cash provided by financing activities for the Successor during the period from inception to December 31, 2017 consisted of the proceeds from the initial public offering offset by costs associated with the offering.

Contractual Obligations and Commitments

The following is a summary of material contractual obligations and other commercial commitments as of December 31, 2019 during the periods indicated below (in millions):

Contractual Obligations	Total	Less Than 1 Year	1–3 Years	3–5 Years	After 5 Years
Term loan, revolving credit facility, and other notes payable (1)	$ 1,214	$ 19	$ 31	$ 24	$ 1,140
Finance lease obligations (2)	18	1	17	—	—
Operating leases (3)	104	26	34	19	25
Other long-term obligations, including current portion (4)	8	1	3	2	2
Total contractual obligations (5)	$ 1,344	$ 47	$ 85	$ 45	$ 1,167

(1) Amounts represent contractual obligations based on the earliest date that the obligation may become due, excluding interest, based on borrowings outstanding as of December 31, 2019. For further information relating to these obligations, see Note 12 – "Debt" to the consolidated financial statements. The estimated future interest payment obligations on borrowings outstanding, as of December 31, 2019, excluding the impacts of any interest rate cash flow hedges, was approximately $53 million, $155 million, $100 million, and $25 million for the period of less than 1 year, 1-3 years, 3-5 years, and after 5 years, respectively.

(2) Amounts represent contractual minimum lease obligations on capital leases as of December 31, 2019, excluding imputed interest. For further information relating to these obligations, see Note 11 – "Leases" to the consolidated financial statements. The estimated imputed interest on finance lease obligations outstanding as of December 31, 2019 was approximately $0 million, $1 million, $0 million, and $0 million for the period of less than 1 year, 1-3 years, 3-5 years, and after 5 years, respectively.

(3) Amounts represent contractual minimum lease obligations on operating leases as of December 31, 2019, excluding imputed interest. For further information regarding these obligations, see Note 11 – "Leases" to the audited consolidated financial statements. The estimated imputed interest on operating lease obligations outstanding as of December 31, 2019 was approximately $3 million, $4

million, $2 million, and $3 million for the period of less than 1 year, 1-3 years, 3-5 years, and after 5 years, respectively.

(4)   Amounts primarily represent obligations for asbestos claims as of December 31, 2019, excluding interest. The estimated interest on other long-term obligations outstanding as of December 31, 2019 was approximately $0 million, $1 million, $0 million, and $0 million for the period of less than 1 year, 1-3 years, 3-5 years, and after 5 years, respectively.

(5)   Total does not include contractual obligations reported on the December 31, 2019 balance sheet as current liabilities, except for current portion of long-term debt, short-term debt.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or entered into any non-financial agreement involving assets.

Recently Issued Accounting Pronouncements

We review new accounting standards to determine the expected impact, if any, of the adoption of such standards will have on our financial position and/or results of operations. See Note 3 – "Recent accounting pronouncements" in the notes to our consolidated financial statements for further information regarding new accounting standards, including the anticipated dates of adoption and the effects on our consolidated financial position, results of operations or liquidity.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following as our critical accounting policies:

Revenue Recognition from Contracts with Customers

We adopted ASC 606 under the modified retrospective method as of January 1, 2018. ASC 606 aligns revenue recognition with the timing of when promised goods or services are transferred to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This core principle is achieved through the application of the following five step model: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to performance obligations in the contract, and (5) recognize revenue as performance obligations are satisfied.

We recognize revenue at the time the related performance obligation is satisfied by transferring a promised good or service to our customers. A good or service is considered to be transferred when the customer obtains control. We can transfer control of a good or service and satisfy our performance obligations either over time or at a point in time. We transfer control of a good or service over time and, therefore, satisfy a performance obligation and recognize revenue over time, if one of the following three criteria are met: (a) the customer simultaneously receives and consumes the benefits provided as we perform, (b) our performance creates or enhances an asset that the customer controls as the asset is created or enhanced, or (c) our performance does not create an asset with an alternative use to them, and we have an enforceable right to payment for performance completed to date.

For our performance obligations satisfied over time, we recognize revenue by measuring the progress toward complete satisfaction of that performance obligation. The selection of the method to measure progress towards completion can be either an input or output method and requires judgment based on the nature of the goods or services to be provided.

For our construction contracts, revenue is generally recognized over time as our performance creates or enhances an asset that the customer controls as it is created or enhanced. Our fixed price construction projects generally use a cost-to-cost input method to measure progress towards completion of the performance obligation as we believe it best depicts the transfer of control to the customer which occurs as we incur costs on our contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Costs incurred include direct materials, labor and subcontract costs and indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. These contract costs are included in the results of operations under cost of sales. Labor costs are considered to be incurred as the work is performed. Subcontractor labor is recognized as work is performed.

Revenue from time and material construction contracts is recognized as the services are provided and is equal to the sum of the contract costs incurred plus an agreed upon markup. Revenue earned from distribution contracts is recognized upon shipment or performance of the service.

We have a right to payment for performance completed to date at any time throughout our performance of a contract, including in the event of a cancellation, and as such, revenue is recognized over time. These performance obligations use the cost-to-cost input method to measure our progress towards complete satisfaction of the performance obligation as we believe it best depicts the transfer of control to the customer which occurs as we incur costs on the contracts.

Due to uncertainties inherent in the estimation process, it is possible that estimates of costs to complete a performance obligation will be revised from time to time on an on-going basis. For those performance obligations for which revenue is recognized using a cost-to-cost input method, changes in total estimated costs, and related progress towards complete satisfaction of the performance obligation, are recognized on a cumulative catch-up basis in the period in which the revisions to the estimates are made. When the current estimate of total costs for a performance obligation indicate a loss, a provision for the entire estimated loss on the unsatisfied performance obligation is made in the period in which the loss becomes evident.

The timing of revenue recognition may differ from the timing of invoicing to customers. Contract assets include unbilled amounts from our long-term construction projects when revenues recognized under the cost-to-cost measure of progress exceed amounts invoiced to our customers. Such amounts are recoverable from our customers based upon various measures of performance, including achievement of certain milestones, completion of specified units or completion of a contract. In addition, many of our time and materials arrangements, as well as our contracts to perform turnaround services within the Specialty Services segment, are billed in arrears pursuant to contract terms that are standard within the industry, and resulting in contract assets and/or unbilled receivables being recorded, as revenue is recognized in advance of billings. Contract assets are generally classified as current within the consolidated balance sheets. As of December 31, 2019 and 2018, no contract assets included unbilled revenues for unapproved change orders.

Contract liabilities from our long-term construction contracts arise when amounts invoiced to their customers exceed revenues recognized under the cost-to-cost measure of progress. Contract liabilities additionally include advanced payments from our customers on certain contracts. Contract liabilities decrease as we recognize revenue from the satisfaction of the related performance obligation and are recorded as either current or long-term, depending upon when they expect to recognize such revenue. The long-term portion of contract liabilities is included in other long-term obligations in the consolidated balance sheets.

Business Combinations

The determination of the fair value of net assets acquired in a business combination and estimates of acquisition-related contingent consideration requires estimates and judgments of future cash flow expectations for the acquired business and the related identifiable tangible and intangible assets. Fair values of net assets acquired are calculated using standard valuation techniques. Fair values of contingent consideration liabilities are estimated using an income approach such as discounted cash flows or option pricing models. We allocate purchase consideration to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions consistent with those of a market participant, especially with respect to intangible assets. Critical estimates in valuing intangible assets include, but are not limited to, future expected cash flows from backlog, customer relationships, and trade names; and discount rates. In estimating the future cash flows, management considers demand, competition and other economic factors. Management's estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates, which could result in impairment charges in the future.

Due to the time required to obtain the necessary data for each acquisition, U.S. GAAP provides a "measurement period" of up to one year from the date of acquisition in which to finalize these fair value determinations. During the measurement period, preliminary fair value estimates may be revised if new information is obtained about the facts and circumstances existing as of the date of acquisition, or based on the final net assets and working capital of the acquired business, as prescribed in the applicable purchase agreement. Such adjustments may result in the recognition, or adjust the fair values, of acquisition-related assets and liabilities and/or consideration paid, and the related depreciation and amortization expense, which are referred to as "measurement period adjustments."

Significant changes in the assumptions or estimates used in the underlying valuations, including the expected profitability or cash flows of an acquired business, could materially affect our operating results in the period such changes are recognized.

Insurance Liabilities

We use high retention insurance programs to manage our risk for health, workers' compensation, general liability and auto insurance. Accrued liabilities include our best estimates of amounts expected to be incurred for these losses. The estimates are based on claim reports provided by the insurance carrier and actuarial analyses provided by third-party actuarial specialists, and management's best estimates including the maximum premium for a policy period. The amounts the Company will ultimately incur could differ in the near term from the estimated amounts accrued. At December 31, 2019 (Successor) and December 31, 2018 (Predecessor), the Company had accrued $53 million and $57 million, respectively, relating to workers' compensation, general and automobile claims, with $33 million and $38 million, respectively, included in other noncurrent liabilities. The Company recorded a receivable from the insurance carriers of $7 million and $10 million at December 31, 2019 (Successor) and December 31, 2018 (Predecessor), respectively, to offset the liabilities due above the Company's deductible, which, under contract, are payable by the insurance carrier. The Company has outstanding letters of credit as collateral totaling approximately $65 million and $61 million at December 31, 2019 (Successor) and December 31, 2018 (Predecessor), respectively. The Company had $4 million accrued within accrued salaries and wages relating to outstanding health insurance claims at December 31, 2019 (Successor) and December 31, 2018 (Predecessor).

The Periodic Assessment of Potential Impairment of Goodwill

Goodwill represents the excess of cost over the fair market value of net tangible and identifiable intangible assets of acquired businesses and is stated at cost. Goodwill is not amortized but instead is annually tested for impairment, or more frequently if events or circumstances indicate that the carrying amount of goodwill may be impaired. Our annual impairment testing date is October 1. On October 1, 2019 as a result of the APi Acquisition, all of our net tangible and identified intangible assets were measured at a preliminary estimated fair value and the resulting preliminary goodwill reflects the excess of cost over the fair value of net tangible and identifiable intangible assets acquired. As of December 31, 2019, preliminary goodwill of $980 million is subject to annual impairment testing.

Goodwill is required to be measured annually for impairment at the reporting unit level, which represents the operating segment level or one level below the operating segment level for which discrete financial information is available.

As part of the APi Acquisition which occurred on October 1, 2019, we used discounted cash flow projections and related assumptions for sales growth, operating margins and discount rate in determining the fair value of APi Group. Goodwill was calculated as the excess of cost over the fair value of net identifiable assets at the APi Acquisition date. As the APi Acquisition aligns with our annual goodwill testing date, we determined that the preliminary fair values identified in purchase accounting approximate carrying value of each reporting unit.

On an annual basis, we use a qualitative approach to test goodwill for impairment by first assessing qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. The qualitative approach, which was only applied to a portion of our reporting units in 2018 and 2017, assesses various factors including, in part, the macroeconomic environment, industry and market specific conditions, financial performance, operating costs and cost impacts, as well as issues or events specific to the reporting unit. If necessary, the next step in the goodwill impairment test involves comparing the fair value of each of the reporting units to the carrying value of those reporting units. If the carrying value of a reporting unit exceeds the fair value of the reporting unit, an impairment loss would be recognized (not to exceed the carrying amount of goodwill).

Both qualitative and quantitative goodwill impairment testing requires significant use of judgment and assumptions, including the identification of reporting units; the assignment of assets and liabilities to reporting units; and the estimation of future cash flows, business growth rates, terminal values, discount rates, market multiples and total enterprise value. We use various valuation approaches, such as the income approach and market approach. The income approach used is the discounted cash flow methodology and is based on multi-year cash flow projections. The cash flows projected are analyzed on a "debt-free" basis (before cash payments to equity and interest-bearing debt investors) in order to develop an enterprise value from operations for the reporting unit. A provision is also made, based on these projections, for the value of the reporting unit at the end of the forecast period, or terminal value. The present value of the finite-period cash flows and the terminal value are determined using a selected discount rate. The market approach involves estimating value based on the trading multiples for comparable public companies and recent transactions involving similar companies to the reporting unit. Multiples are determined through an analysis of certain publicly traded companies that are selected based on operational and economic similarity with the business operations of the reporting unit and through an analysis of guideline transactions involving similar companies to the reporting unit. A comparative analysis between the reporting unit and the public companies and guideline transactions forms the basis for the selection of appropriate risk-adjusted multiples. The comparative analysis incorporates both quantitative and qualitative risk factors which relate to, among other things, the nature of the industry in which the reporting unit and other comparable companies are engaged.

In 2019, APi Group concluded it had a triggering event requiring assessment of goodwill impairment within the Infrastructure/Utility reporting unit within the Specialty Services segment. As a result, APi Group performed an interim impairment test and recorded a goodwill impairment charge of $12 million within impairment of goodwill, intangibles and long-lived assets on the consolidated statement of operations for the period from January 1, 2019 through September 30, 2019. The impairment was measured using the income and market approach, consistent with methods APi Group employs to perform its annual goodwill impairment test.

In 2017, as a result of APi Group's annual impairment testing, a goodwill impairment was identified within the Civil reporting unit within the Industrial Services segment. The goodwill impairment charge of $17 million was recorded within impairment of goodwill, intangibles and long-lived assets on the consolidated statement of operations for the year ended December 31, 2017.

Some of the inherent estimates and assumptions used in determining fair value of the reporting units are outside the control of management, including interest rates, cost of capital, tax rates, credit ratings, labor inflation, industry growth, and market capitalization. Given the uncertainties regarding the COVID-19 global pandemic and its potential financial impact on our business and our market capitalization which occurred subsequent to our annual impairment testing date and our year end December 31, 2019, there can be no assurance that our estimates and assumptions for purposes of the goodwill asset impairment testing performed during the fourth quarter of 2019 will prove to be accurate predictions of the future.

While we believe we have made reasonable estimates and assumptions to calculate the fair values of the reporting units, it is possible changes could occur. If in future years, the reporting unit's actual results are not consistent with the estimates and assumptions used to calculate fair value, we may be required to recognize material impairments to goodwill. We will continue to monitor the impact of the COVID-19 pandemic and any changes to our reporting units for other signs of impairment. We may be required to perform additional impairment testing based on changes in the economic environment, disruptions to our business, significant declines in operating results of our reporting units, sustained deterioration of our market capitalization, and other factors, which could result in impairment charges in the future. Although management cannot predict when changes in macroeconomic conditions will occur, if there is significant deterioration from levels at year end in the construction industry, market prices for oil and gas and other fuel sources, or our market capitalization, it is reasonably likely we will be required to record material impairment charges in the future.

The Periodic Assessment of Potential Impairment of Indefinite-Lived Intangible Assets

We periodically review the carrying amount of our long-lived asset groups when events or changes in circumstances such as asset utilization, physical change, legal factors, or other matters indicate the carrying value may not be recoverable. If facts or circumstances support the possibility of impairment, we will compare the carrying value of the asset or asset group with the undiscounted future cash flows related to the asset or asset group. If the carrying value of the asset or asset group is greater than the undiscounted cash flows, the resulting impairment will be determined as the difference between the carrying value and the fair value, where fair value is determined for the carrying amount of the specific asset groups based on discounted future cash flows or appraisal of the asset groups.

In 2017, APi Group concluded it had a triggering event requiring assessment of impairment for certain intangible assets in the Industrial Services segment. As a result, APi Group reviewed the intangible assets for impairment and recorded a $7 million impairment charge within impairment of goodwill, intangibles and long-lived assets on the consolidated statement of operations for the year ending December 31, 2017. The impairment was measured under the market approach utilizing an appraisal to determine fair values of the impaired assets. This method is consistent with the methods APi Group employed in prior periods to value other intangible assets.

Additionally, in 2017, management concluded it had a triggering event requiring assessment of impairment for certain long-lived assets in the Specialty Services segment because of a material change in the Western North Dakota market. As a result, APi Group reviewed the long-lived assets for impairment and recorded a $6 million impairment charge within impairment of goodwill, intangibles and long-lived assets on the consolidated statement of operations for the year ending December 31, 2017. The impairment was measured under the market approach utilizing an appraisal to determine fair values of the impaired assets. This method is consistent with the methods APi Group employed in prior periods to value other long-lived assets. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy, as defined in ASC Topic 820.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Risk

As of December 31, 2019, our variable interest rate debt was primarily related to our $1.2 billion senior secured loan in addition to a $300 million senior secured revolving credit facility. As of December 31, 2019, excluding letters of credit outstanding of $65 million, we had no amounts of outstanding revolving loans and our term loan balance was $1.2 billion with a weighted-average interest rate of 4.40%. A 100-basis point increase in the applicable interest rates under our credit facilities would have increased our interest expense by approximately $3 million for the year ended December 31, 2019.

Foreign Currency Risk

Our foreign operations are primarily in Canada and the United Kingdom. Revenue generated from foreign operations represented approximately 7% of our consolidated revenue for the year ended December 31, 2019 (Successor). Revenue and expense related to our foreign operations are, for the most part, denominated in the functional currency of the foreign operation, which minimizes the impact that fluctuations in exchange rates would have on net income or loss. We are subject to fluctuations in foreign currency exchange rates when transactions are denominated in currencies other than the functional currencies. Such transactions were not material to our operations in 2019. Translation gains or losses, which are recorded in accumulated other comprehensive income (loss) on the consolidated balance sheet, result from translation of the assets and liabilities of APi Group's foreign subsidiaries into U.S. dollars. Foreign currency translation losses (gains) totaled approximately $3 million, $3 million, ($11) million and $8 for the year ended December 31, 2019 (Successor), the period from January 1, 2019 through September 30, 2019, and the years ended December 31, 2018 and 2017 (Predecessor), respectively.

Our exposure to fluctuations in foreign currency exchange rates could increase in the future if we continue to expand our operations outside of the United States. We seek to manage foreign currency exposure by minimizing our consolidated net asset and liability positions in currencies other than the functional currency, which exposure was not significant to our consolidated financial position as of December 31, 2019.

Other Market Risk

We are also exposed to construction market risk and its potential related impact on accounts receivable or contract assets on uncompleted contracts. The amounts recorded may be at risk if our customers' ability to pay these obligations is negatively impacted by economic conditions. We continually monitor the creditworthiness of our customers and maintain ongoing discussions with customers regarding contract status with respect to change orders and billing terms. Therefore, management believes it takes appropriate action to manage market and other risks, but there is no assurance that management will be able to reasonably identify all risks with respect to the collectability of these assets. See also "*Revenue Recognition from Contracts with Customers*" under Critical Accounting Policies within this section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

In addition, we are exposed to market risk of fluctuations in certain commodity prices of materials, such as copper and steel, which are used as components of supplies or materials utilized in our operations. We are also exposed to increases in energy prices, particularly as they relate to gasoline prices for our vehicle fleet. While we believe we can increase our contract prices to adjust for some price increases in commodities, there can be no assurance that such price increases, if they were to occur, would be recoverable. Additionally, our fixed price contracts do not allow us to adjust prices and, as a result, increases in material costs could reduce profitability with respect to projects in progress.

Significant declines in market prices for oil and gas and other fuel sources may also impact our operations. Prolonged periods of low oil and gas prices may result in projects being delayed or cancelled and in a low oil and gas price environment, certain of our businesses could become less profitable or incur losses.

Predecessor Results of Operation

The following discussion relates to the results of operations of APi Group for the period from January 1, 2019 through September 30, 2019 and the years ended December 31, 2018 and 2017:

($ in millions)	January 1, 2019 Through September 30, 2019 (Predecessor)	Year Ended December 31, 2018 (Predecessor)	Year Ended December 31, 2017 (Predecessor)	January 1, 2019 through Sept 30, 2019 v 2018 Change $	%	2018 v 2017 Change $	%
Net revenues	$ 3,107	$ 3,728	$ 3,046	$ (621)	(16.7)%	$ 682	22.4%
Cost of revenues	2,503	2,941	2,382	(438)	(14.9)%	559	23.5%
Gross profit	604	787	664	(183)	(23.3)%	123	18.5%
Selling, general, and administrative expenses	490	625	511	(135)	(21.6)%	114	22.3%
Impairment of goodwill, intangibles and long-lived assets	12	—	30	12	NM	(30)	NM
Operating income (loss)	102	162	123	(60)	(37.0)%	39	31.7%
Interest expense, net	20	22	8	(2)	(9.1)%	14	175.0%
Other expense (income), net	(11)	(6)	(5)	(5)	83.3%	(1)	NM
Other expense, net	9	16	3	(7)	(43.8)%	13	433.3%
Income before income tax provision	93	146	120	(53)	(36.3)%	26	21.7%
Income tax provision	7	10	8	(3)	(30.0)%	2	25.0%
Net income	$ 86	$ 136	$ 112	$ (50)	(36.8)%	$ 24	21.4%

NM = Not meaningful

Period from January 1, 2019 through September 30, 2019 compared to the Year Ended December 31, 2018

APi Group's results of operations, ~~as well as operating segment results,~~ for the period from January 1, 2019 through September 30, 2019 declined as compared to the results of operation for the ~~twelve months~~year ended December 31, 2018 given the three fewer months in 2019.

Year Ended December 31, 2018 compared to the Year Ended December 31, 2017

Net revenues

Net revenues for 2018 were $3.7 billion compared to $3.0 billion for 2017, an increase of $682 million or 22.4%. The increase in net revenues was largely attributable to acquisitions consummated during 2018 ($371 million) in the Safety Services and Specialty Services segments as well as increases in organic growth from the Industrial Services segment due to the market recovery in the oil and gas industry. This was partially offset by decreases in net revenues in the Specialty Services segment due to timing and completion of large projects in 2017.

Cost of revenues and Gross profit

The following table presents cost of revenues, gross profit (net revenues less cost of revenues), and gross profit margin (gross profit as a percentage of net revenues) for the years ended December 31, 2018 and 2017:

($ in millions)	For the Years Ended December 31, 2018 (Predecessor)	2017 (Predecessor)	Change $	%
Cost of revenues	$ 2,941	$ 2,382	$ 559	23.5%
Gross profit	787	664	123	18.5%

Gross profit margin	21.1%	21.8%

APi Group's gross profit for the year ended December 31, 2018 was $787 million, a $123 million, or 18.5%, increase compared to gross profit of $664 million for the year ended December 31, 2017. The gross profit increase from 2017 to 2018 was primarily attributable to increased revenue. Of the $123 million increase, $50 million was attributable to incremental margin from companies acquired in 2018. APi Group's gross profit margin was 21.1% and 21.8% for 2018 and 2017, respectively. The decrease in gross profit margin is primarily attributable to a change in the mix of revenue. Specifically, the Industrial Services segment is APi Group's lowest gross profit margin business and it experienced a higher proportion of revenue growth in 2018 that negatively impacted consolidated gross margins.

Operating expenses

The following table presents operating expenses and operating margin (operating income as a percentage of net revenues) for the years ended December 31, 2018 and 2017:

($ in millions)	For the Years Ended December 31, 2018 (Predecessor)	2017 (Predecessor)	Change $	%
Selling, general and administrative expenses	$ 625	$ 511	$ 114	22.3%
Impairment of goodwill, intangibles, and long-lived assets	—	30	(30)	NM
Total operating expenses	$ 625	$ 541	$ 84	15.5%
Operating expenses as a percentage of revenue	16.8%	17.8%		
Operating margin	4.3%	4.0%		

NM = Not meaningful

APi Group's operating expenses for the year ended December 31, 2018 were $625 million, a $84 million increase compared to operating expenses of $541 million for the year ended December 31, 2017. Operating expenses as a percentage of revenues were 16.8% and 17.8% for 2018 and 2017, respectively. The increase in selling, general and administration expense is attributable to companies acquired in 2018 and 2017 ($32 million), including incremental increases in contingent consideration expense. In addition to the impact of acquisitions, selling general and administrative expenses increased due to increases in employee compensation as well as other selling general and administrative expenses such as information technology, consulting and other professional fees. Amortization expenses in 2018 increased $18 million over the prior year as a result of the acquisitions during the year. Impairment charges in 2017 were primarily related to the impairment of goodwill ($17 million) and intangible assets ($7 million) in APi Group's Civil reporting unit within the Industrial Services segment. Operating expenses as a percent of revenue decreased for the year ended December 31, 2018 primarily due to leverage of APi Group's scalable overhead structure.

Operating income and EBITDA

($ in millions)	Operating Income and EBITDA Years Ended December 31 2018 (Predecessor)	2017 (Predecessor)	Increase (Decrease)	% Change
Operating income	$ 162	$ 123	$ 39	31.7%
EBITDA	277	197	80	40.6%

Operating income as a percentage of net revenues remained consistent between 2018 and 2017 at 4.3% and 4.0%, respectively. EBITDA as a percentage of net revenues increased from 6.5% in 2017 to 7.4% in 2018. The increase was driven by increases in depreciation and amortization expenses in 2018 which increased approximately $40 million over the prior year as a result of acquisitions.

Interest expense, net

Interest expense was $22 million and $8 million for 2018 and 2017, respectively. The increase in interest expense was primarily due to an increase in average outstanding borrowings of $187 million and higher average borrowing costs primarily related to APi Group's 2018 acquisitions for which APi Group entered into an unsecured financing agreement consisting of a $330 million term loan and a $500 million revolving credit facility. The increase was further driven by a higher United States dollar LIBOR rate, impacting rates paid on variable rate debt.

Reconciliation of GAAP to Non-GAAP Financial Measures (Unaudited)

We supplement our reporting of consolidated financial information determined in accordance with U.S. GAAP with certain non-U.S. GAAP financial measures, including earnings before interest, taxes, depreciation and amortization ("EBITDA"). Management believes these non-U.S. GAAP measures provide meaningful information and help investors understand our financial results and assess our prospects for future performance. We use EBITDA to evaluate our performance, both internally and as compared with our peers, because it excludes certain items that may not be indicative of our core operating results.

The following table presents a reconciliation of net income (loss) to EBITDA for the periods indicated. For a discussion and presentation of the U.S. GAAP results of the Predecessor for the Predecessor 2019 Period and the Successor for the Successor 2019 period, see "Results of Operations."

($ in millions)		Years Ended		
		December 31, 2018 (Predecessor)		December 31, 2017 (Predecessor)
Reported net income (loss)	$	136	$	112
Adjustments to reconcile net income (loss) to EBITDA:				
Interest expense, net		22		8
Foreign & state income taxes		10		8
Depreciation		60		38
Amortization		49		31
EBITDA	$	277	$	197

Operating Segment Results 2018 versus 2017

($ in millions)		Net Revenues Years Ended December 31							
		2018 (Predecessor)		2017 (Predecessor)		Increase (Decrease)			% Change
Safety Services	$	1,705	$	1,601	$	104			6.5%
Specialty Services		1,359		1,063		296			27.8%
Industrial Services		723		439		284			64.7%
Corporate and Eliminations		(59)		(57)		(2)			3.5%
	$	3,728	$	3,046	$	682			22.4%

($ in millions)		Operating Income Years Ended December 31,							
		2018 (Predecessor)		2017 (Predecessor)		Increase (Decrease)			% Change
Safety Services	$	178	$	151	$	27			17.9%
Specialty Services		57		61		(4)			(6.6)%
Industrial Services		13		—		13			NM
Corporate and Eliminations		(86)		(89)		3			(3.4)%
	$	162	$	123	$	39			31.7%

($ in millions)		EBITDA Years Ended December 31							
		2018 (Predecessor)		2017 (Predecessor)		Increase (Decrease)			% Change
Safety Services	$	197	$	165	$	32			19.4%
Specialty Services		125		95		30			31.6%
Industrial Services		37		26		11			42.3%
Corporate and Eliminations		(82)		(89)		7			(7.9)%
	$	277	$	197	$	80			40.6%

NM = Not meaningful

The following discussion breaks down APi Group's net revenues and operating income by operating segment for the year ended December 31, 2018 compared to the year ended December 31, 2017.

Safety Services

Segment net revenues increased by $104 million, or 6.5%, in 2018 primarily due to the acquisition of an automatic fire protection systems business ($56 million) as well as continued organic revenue growth from the segment's base business.

Segment operating income as a percentage of net revenues for 2018 and 2017 was approximately 10.4% and 9.4%, respectively. The increase was primarily driven by improved project margins by APi Group's continued focus on growing recurring revenue.

Segment EBITDA as a percentage of net revenues increased from 10.3% to 11.6% in 2017 and 2018, respectively, driven by continued focus on improved project margins as well as an increase of $7 million amortization as a result of a 2018 acquisition of a safety services business.

Specialty Services

Segment net revenues increased for 2018 by $296 million, or 27.8%. The increase was primarily due to the acquisitions of a pipeline services business and a business specializing in infrastructure installation and maintenance in 2018 (collectively contributing $315 million in net revenue), partially offset by a decrease due to the timing and the completion of large projects in 2017.

Segment operating income as a percentage of net revenues declined to approximately 4.2% in 2018 from 5.7% in 2017. The decrease was primarily driven by lower gross margins related to lower labor productivity, as well as increased amortization and earnout expense of $23 million in connection with 2018 acquisitions.

Segment EBITDA as a percentage of net revenue increased a percentage of net revenues from 8.9% in 2017 to 9.2% in 2018. This differs from the decrease in segment operating income as a result of a $29 million increase in depreciation and amortization expense related to two specialty services acquisitions completed in early 2018.

Industrial Services

Segment net revenues for 2018 increased by $284 million, or 64.7%, primarily due to APi Group's increased volume of projects dues to higher demand of customers program spending.

Segment operating income as a percentage of net revenues for 2018 and 2017 was approximately 1.8% and 0.0%, respectively. The increase was primarily driven by the absence of $30 million of goodwill, intangible assets and long-lived asset impairment charges incurred in 2017 within the Civil reporting unit.

Segment EBITDA as a percentage of net revenue decreased from 5.9% in 2017 to 5.1% in 2018 as a result of the decrease in depreciation and amortization as a percentage of net revenues from 2017 to 2018.

Predecessor Cash Flows

The following table summarizes net cash flows with respect to APi Group's operating, investing and financing activities for the period from January 1, 2019 through September 30, 2019 and the years ended December 31, 2018 and 2017:

($ in millions)	January 1, 2019 through September 30, 2019 (Predecessor)	Years Ended December 31,	
		2018 (Predecessor)	2017 (Predecessor)
Net cash provided by operating activities	$ 145	$ 112	$ 118
Net cash used in investing activities	(51)	(300)	(56)
Net cash provided (used in) by financing activities	(10)	203	(106)
Effect of foreign currency exchange rate on cash and cash equivalents	—	(2)	3
Net increase (decrease) in cash and cash equivalents	$ 84	$ 13	$ (41)
Cash and cash equivalents at the end of the period	$ 138	$ 54	$ 41

Cash flows for the period from January 1, 2019 through September 30, 2019 compared to the year ended December 31, 2018

~~Cash flow information~~ for the period from January 1, 2019 through September 30, 2019 ~~reflect the cash flows for the nine months prior to the APi Acquisition. As a result, the cash flows are not comparable to 2018 full year results.~~

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $145 million for the period ended September 30, 2019 compared to $112 million in 2018. The increase in cash provided by operating activities was primarily driven by changes in working capital levels related to prior acquisitions at APi Group and changes in business mix.

Net Cash Used in Investing Activities

Net cash used in investing activities was $51 million for the period ended September 30, 2019 compared to $300 million in year ended December 31, 2018. The decrease in cash used in investing activities was due to payments of cash consideration for APi Group's 2018 acquisitions in addition to decreases in capital expenditures since the 2019 period was not a full year.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was $10 million for the period ended September 30, 2019, compared to net cash provided by financing activities of $203 million in 2018. The decrease from 2018 to 2019 was primarily due APi Group's issuance of a $330 million term loan in 2018.

Cash flows for the years ended December 31, 2018 and 2017

Net Cash provided by Operating Activities

Net cash provided by operating activities for 2018 was $112 million compared to $118 million for 2017. The reduction in cash flows from operating activities was primarily due to organic revenue growth which resulted in increased working capital levels, as well as incremental increase in working capital needs for business acquired in 2018 and increased interest payments ($16 million) from higher debt levels.

Net Cash Used in Investing Activities

Net cash used in investing activities was $300 million for 2018 compared to net cash used in investing activities of $56 million for 2017. The increase in cash used in investing activities was attributed primarily to increased payments for acquisitions of businesses ($171 million) and increased capital expenditures ($35 million).

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities for 2018 was $203 million compared to net cash used in financing activities of $106 million in 2017. The increase in cash provided by financing activities was primarily due to APi Group's issuance of a $330 million term loan, offset by repayments of debts.